Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Number: 333-188651

PROSPECTUS SUPPLEMENT # 1

(to prospectus dated August 7, 2013)

6,000,000 SHARES OF COMMON STOCK

This document supplements the prospectus dated August 7, 2013 relating to the registration of our common stock under our Registration Statement on Form S-4 (SEC Registration No. 333-188651). This prospectus supplement is incorporated by reference into the prospectus.

This prospectus supplement relates to 3,177,486 shares of our common stock issued in connection with our acquisition on August 12, 2013 of Bollinger, Inc. (“Bollinger”), a retail property and casualty insurance broker, wholesale broker and program manager, and employee benefits broker and consultant. Bollinger has approximately 500 employees and operates out of eight offices throughout New Jersey, New York, Pennsylvania and Connecticut.

Pursuant to the Agreement and Plan of Reorganization we entered into with Bollinger (the “Agreement”), Bollinger’s holding company (“Holdings”) will merge into one of our wholly-owned subsidiaries (the “Bollinger Merger”). We paid a total of approximately $172 million in cash, which was used to repay Holdings’ outstanding indebtedness, pay certain transaction expenses, with the remaining $16.56 million, after the deduction of the escrow holdback as described below, being paid to holders of Holdings common stock. We also issued to the holders of Holdings common stock $140 million, or 3,177,486 shares, of our common stock, par value $1.00 per share (collectively, the “Merger Consideration”). We paid the cash portion of the Merger Consideration using cash from operations and borrowings under our credit agreement. In addition, there will be a customary post-closing working capital adjustment to the Merger Consideration.

The Agreement contains customary warranties with respect to matters such as operation of the acquired business, regulatory compliance, litigation and taxes, as well as customary covenants with respect to indemnification of certain identified liabilities, insurance, litigation support and employee benefits. We held back $22 million of the Merger Consideration and placed it in escrow as partial security of these indemnification obligations.

The benefits to us of the Bollinger Merger include:

•	Combining two very similar cultures;

•	Combining strong production talent that builds on our successful sales team platform;

•	Complementing and expanding specialized niche practice groups;

•	Expanding our Northeastern footprint particularly in New Jersey and New York;

•	Expanding Bollinger’s program business through our existing distribution network;

•	Providing additional opportunities to hire new producers;

•	Driving longer-term operational efficiencies through a consolidated platform;

•	Benefiting from reputational co-branding opportunities;

•	Assimilating Bollinger’s parallel operations into three core businesses; and

•	Sharing a client focus that is primarily middle-market.

Investing in our common stock involves a high degree of risk. See “Risk Factors,” on page 5 of the prospectus dated August 7, 2013, to learn about factors you should consider in determining whether to accept shares of our common stock as all or part of the purchase price for our acquisition of your business, securities or other assets.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OF DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement is dated August 12, 2013.